FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Gottwald, William M.	2. Issuer Name and Ticker or Trading Symbol Tredegar Corporation - TG		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) Albemarle Corporation 330 South Fourth Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 12/31/02
(Street) Richmond, VA 23217		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Tredegar Common Stock	12/31/02		A		100	A	$15.00	2,628	D
Tredegar Common Stock								5,547	I	(1)
Tredegar Common Stock								504	I	(2)
Tredegar Common Stock								504	I	(3)
Tredegar Common Stock								24,544	I	(4)
Tredegar Common Stock								1,303	I	(5)
Tredegar Common Stock								1,303	I	(6)
Tredegar Common Stock								2,940	I	(7)
Tredegar Common Stock								2,940	I	(8)
Tredegar Common Stock								2,901	I	(9)
Tredegar Common Stock								25,399	I	(10)
Tredegar Common Stock								25,399	I	(11)
Tredegar Common Stock								15,190	I	(12)
Tredegar Common Stock								8,571	I	(13)
Tredegar Common Stock								4,935	I	(14)
Tredegar Common Stock								560,509	I	(15)
Tredegar Common Stock								142,365	I	(16)
Tredegar Common Stock								594	I	(17)
Tredegar Common Stock								2,100	I	(18)
Tredegar Common Stock								4,710	I	(19)
Tredegar Common Stock								594	I	(20)
Tredegar Common Stock								1,215	I	(21)
Tredegar Common Stock								2,346	I	(22)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) Owned by wife. (Reporting person disclaims beneficial ownership.)
(2) Held by Jill Denise Witty. (Reporting person disclaims beneficial ownership.)
(3) Held by Lisa Diane Witty. (Reporting person disclaims beneficial ownership.)
(4) Held by me as trustee FBO Charles H. Gottwald, U/A dated 10-18-89. (Reporting person disclaims beneficial ownership.)
(5) Held by me as trustee for Sally's Crummey Trust, U/A dated 1-3-89. (Reporting person disclaims beneficial ownership.)
(6) Held by me as trustee for Matt's Crummey Trust, U/A dated 1-3-89. (Reporting person disclaims beneficial ownership.)
(7) Held by me as trustee for James' Crummey Trust, U/A dated 1-3-89. (Reporting person disclaims beneficial ownership.)
(8) Held by me as trustee for Sam's Crummey Trust, U/A dated 1-3-89. (Reporting person disclaims beneficial ownership.)
(9) Held by me as trustee FBO James Christian Gottwald, U/A dated 10-20-87. (Reporting person disclaims beneficial ownership.)
(10) Held by me as trustee FBO Samuel Shelton Gottwald, U/A dated 12-21-87. (Reporting person disclaims beneficial ownership.)
(11) Held by me as trustee FBO James Christian Gottwald, U/A dated 12-21-87. (Reporting person disclaims beneficial ownership.)
(12) Held by me as trustee FBO Margaret Addison Gottwald, U/A dated 3-9-92. (Reporting person disclaims beneficial ownership.)
(13) Held as co-trustee for James M. Gottwald, U/A dated 12-1-81. (Reporting person disclaims beneficial ownership.)
(14) Held as co-trustee for Sarah Wren Gottwald, U/A dated 3-1-83. (Reporting person disclaims beneficial ownership.)
(15) Held as co-trustee FBO (among others) reporting person's family u/w Floyd D. Gottwald.
(16) Held by John D. Gottwald and James T. Gottwald, trustees of the William M. Gottwald Trust, U/A dated 8-16-90. (Reporting person disclaims beneficial ownership.)
(17) Held by John D. Gottwald, Trustee of Beth's Crummey Trust, U/A dated 1-3-89. (Reporting person disclaims beneficial ownership.)
(18) Held by John D. Gottwald, trustee FBO Elizabeth Ingrid Gottwald, U/A dated 3-28-85. (Reporting person disclaims beneficial ownership.)
(19) Held by John D. Gottwald, trustee FBO William Michael Gottwald, Jr., U/A dated 10-13-83. (Reporting person disclaims beneficial ownership.)
(20) Held by John D. Gottwald, trustee of Michael's Crummey Trust, U/A dated 1-3-89. (Reporting person disclaims beneficial ownership.)
(21) Held as co-trustee FBO Elizabeth Ingrid Gottwald, U/A dated 10-20-87. (Reporting person disclaims beneficial ownership.)
(22) Held by W. M. Gottwald, trustee of Chase's Crummey Trust (Charles H. Gottwald) U/A dated 9/5/89. (Reporting person disclaims beneficial ownership.)

By: /s/ William M. Gottwald William M. Gottwald **Signature of Reporting Person	1/3/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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